FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. - Name and Address of Company

IM Cannabis Corp. (the "Company")
550 Burrard St. #2300
Vancouver, BC, V6C 2B5

Item 2. - Date of Material Change

March 31, 2021

Item 3. - News Release

A press release disclosing the material change was released on April 1, 2021 through the facilities of Accesswire and subsequently filed on the System for Electronic Document Analysis and Retrieval at www.sedar.com ("SEDAR").

Item 4. - Summary of Material Change

The Company has agreed to acquire MYM Nutraceuticals Inc. ("MYM") pursuant to the terms and subject to the conditions of a definitive arrangement agreement (the "Arrangement Agreement") dated March 31, 2021 between the Company, Trichome Financial Corp. and MYM (the "Transaction").

Item 5. - Full Description of Material Change

5.1 - Full Description of Material Change

Under the terms of the Arrangement Agreement, the shareholders of MYM will receive 0.022 common shares of the Company ("IMC Shares") for each common share of MYM ("MYM Shares"), representing a price of C$0.195 per MYM Share based on respective closing prices of the Company and MYM on March 31, 2021. Upon the completion of the Transaction, MYM shareholders will own approximately 14.5% of the Company.

The Transaction will require the approval of (i) two-thirds of the votes cast by shareholders of MYM and holders of exchangeable shares exchangeable into MYM Shares, voting together as a single class; and (ii) 50%+1 of the votes cast by shareholders of MYM and holders of exchangeable shares exchangeable into MYM Shares, voting together as a single class, excluding shares held directly or indirectly by Michael Wiener in accordance with Multilateral Instrument 61-101 -Protection of Minority Security Holders in Special Transactions. Each of MYM's directors and officers, as well as exchangeable shareholder Biome Grow Inc., who together currently hold approximately 41.7% of the MYM Shares (assuming the exchange of all MYM exchangeable shares), have entered into voting and support agreements to vote their MYM Shares in favour of the Transaction and lock-up agreements restricting the resale of the IMC Shares to be owned by such persons upon closing of the Transaction to a staggered 1/6 release per month of such shares for a period of 6 months.

The Arrangement Agreement includes customary representations, warranties and covenants, including covenants of MYM not to solicit other acquisition proposals and the right of the Company to match any superior proposals. A termination fee of C$1.2 million will be paid to the Company in certain circumstances should the Transaction not be completed.

Concurrently with signing the Arrangement Agreement, MYM, the Company and 1909203 Ontario Inc. (the "Company Lender") entered a settlement agreement pursuant to which C$4,500,000 principal amount of debt owed by MYM to the Company Lender, plus accrued interest to the date of closing and a prepayment penalty, will be settled in exchange for securities in the Company on closing of the Transaction. In full settlement for the debt owing at such time, the Company will issue to the Company Lender on closing:

(1) common share purchase warrants to purchase, for a term of thirty-six months from the date of issuance of the warrants, 155,340 IMC Shares at a price equal to the lower of 120% of (x) the closing price of the IMC Shares on the Canadian Securities Exchange on March 31, 2021, being C$8.86, or (y) the closing price of the IMC Shares on the Canadian Securities Exchange on the trading date immediately prior to closing; and

(2) IMC Shares equal to (i) the amount owing to the Company Lender as of the closing date divided by (ii) a price equal to 85% of the lesser of (x) the closing price of the IMC Shares on the Canadian Securities Exchange on March 31, 2021, being C$8.86, or (y) the closing price of the IMC Shares on the Canadian Securities Exchange on the trading day immediately prior to closing of the Transaction.

The transaction is expected to close during the second half of 2021, subject to customary closing conditions, including receipt of shareholder approval from MYM shareholders and court and regulatory approvals. Following completion of the transaction, the Company will continue to operate under the IM Cannabis Corp. name with the IMC Shares trading on the NASDAQ Capital Market and Canadian Securities Exchange.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6. - Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. - Omitted Information

Not applicable.

Item 8. - Executive Officer

Yael Harrosh
General Counsel and Business Manager & Corporate Secretary
+972-54-6687515

Item 9. - Date of Report

April 12, 2021